Profit and Loss

January - December 2022

	Total
INCOME	
Refunds to customers	-49.76
Sales	11,095.54
Total Income	**11,045.78**
COST OF GOODS SOLD	
Cost of goods sold	0.00
Supplies & materials	1,857.25
Total Cost of goods sold	**1,857.25**
Total Cost of Goods Sold	**1,857.25**
GROSS PROFIT	**9,188.53**
EXPENSES	
Advertising & marketing	2,417.90
Bank fees	70.00
Business licences	308.10
Contract labor	100.00
Dues & subscriptions	31.92
Insurance	1,539.90
Legal & accounting services	1,899.40
Meals	55.44
Office expenses	0.00
Office supplies	471.68
Shipping & postage	614.29
Software & apps	967.33
Total Office expenses	**2,053.30**
Travel	0.00
Taxis or shared rides	191.82
Total Travel	**191.82**
Total Expenses	**8,667.78**
NET OPERATING INCOME	**520.75**
OTHER EXPENSES	
Vehicle expenses	0.00
Parking & tolls	331.00
Vehicle gas & fuel	404.09
Total Vehicle expenses	**735.09**
Total Other Expenses	**735.09**
NET OTHER INCOME	**-735.09**
NET INCOME	**$ -214.34**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (9086) - 1	5,755.09
Total Bank Accounts	**5,755.09**
Total Current Assets	**5,755.09**
TOTAL ASSETS	**$5,755.09**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Lending Point Loan	21,969.41
Total Long-Term Liabilities	**21,969.41**
Total Liabilities	**21,969.41**
Equity	
Home office	0.00
Rent	-16,076.32
Renter's Insurance	-398.53
Repairs and Maint Home Office	-135.00
Utilities Home Office	-978.69
Total Home office	**-17,588.54**
Owner investments	1,892.91
Personal expenses	-359.91
Owner draws	20,689.75
Total Personal expenses	**20,329.84**
Retained Earnings	-20,634.19
Net Income	-214.34
Total Equity	**-16,214.32**
TOTAL LIABILITIES AND EQUITY	**$5,755.09**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-214.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**-214.34**
FINANCING ACTIVITIES	
Lending Point Loan	2,985.01
Personal expenses	-359.91
Personal expenses:Owner draws	-1,442.83
Net cash provided by financing activities	**1,182.27**
NET CASH INCREASE FOR PERIOD	**967.93**
Cash at beginning of period	4,787.16
CASH AT END OF PERIOD	**$5,755.09**